SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of August, 2006

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







                   RYANAIR RELEASES 1 MILLION GBP25 SEAT SALE

                            FOR AUGUST AND SEPTEMBER

                               CALLS ON GOVERNMENT

                     TO RESTORE NORMAL SECURITY RESTRICTIONS

                        "LET'S GET BRITAIN FLYING AGAIN"

Ryanair, Britain's largest passenger airline, this morning (Friday, 18th August
2006) announced that it has released 1 million seats for sale on over 100 routes from the UK to Europe, for travel during August and September. These seats which are priced at GBP25 one way (including all taxes, fees and charges) can be bought just three days in advance of travel, at these lowest ever peak Summer fares. Ryanair is releasing these cheap seats to get Britain flying again, which is the best way to defeat terrorists and extremists.

Ryanair also confirmed this morning that they have written to the Secretary of State for Transport, asking him to immediately restore the security measures at Britain's airports to the IATA "normal" standards in order to get Britain's airports and airlines moving again. Whilst airports and schedules are returning to normal in recent days, this is mainly due to emergency rosters and overtime being operated by airport security staff. The extraordinary efforts of these people are not sustainable and the only way to prove to the terrorists that they cannot disrupt British life is to return the airport security requirements to their safe pre-9 August levels. This will involve:

        1. Restoring the hand luggage allowance for passengers leaving British airports to the normal IATA dimensions of a small wheelie case, which is just 20% larger than the current restriction of a "large briefcase" dimension. There is no difference in security whatsoever between a large briefcase and a small carry on wheelie bag.

        2. Returning the passenger body searches from the current one in two to the normal one in four which still allows any suspect flights or suspect passengers to be individually body searched. This will reduce the pressure on security staff as well as eliminating the queues and delays at British airports security points.

        3. Ryanair has also asked for the Transport Minister's assurance that the next time the Government quadruples the number of individual body searches, that they will send in police and army reserve personnel to help carry out these additional searches. This will at least allow the increased security to be carried out, in an emergency, without the disruptions, delays and cancellations that have characterised the chaos at London airports over the past week.

Ryanair has confirmed to the Secretary of State for Transport that if the Government restores the security at British airports to these normal IATA levels within the next seven days then it will not make any claim for compensation, which it is entitled to, under the provisions of Section 93 of the Transport Act 2000.

Announcing today's seat sale in London Stansted, Ryanair's Chief Executive, Michael O'Leary said:

        "The best way to defeat terrorists and extremists is for ordinary people to continue to live their lives as normal. Because of the additional security restrictions imposed by the Government last Thursday, the shambles at the London airports has been anything but normal.

        "The UK Government successfully led the return to normality of the London Underground within two days of the 7/7 terrorist attacks. It is important that they now restore security at the London airports to normality and remove some of these nonsensical, and (from a security perspective) totally ineffective restrictions which were introduced last week. If they don't, and if they allow these restrictions stay in place, then the Government will have handed the extremists an enormous PR victory.

        "Ryanair, by releasing 1 million seats for sale at just GBP25 one way for travel during the remainder of August and September, is playing its part to encourage British people to keep flying, and more importantly, encourage British visitors to come to London, which is the best message we can send to the extremists namely, that we will not allow the economic life of Britain to be disrupted by their mindless and senseless activities.

        "The 1 million seats at these low prices are available for sale for one week only at www.ryanair.com, and I urge everyone to defeat terrorism, book early and keep Britain flying".


Ends.                                Friday, 18th August 2006

For further information:

Peter Sherrard - Ryanair             Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228               Tel: 00 353 1 4980 300






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 18 August 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director